UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☑	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b) (2)

REGIONS BANK

(Exact name of trustee as specified in its charter)

Alabama	63-0371391
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

1900 Fifth Avenue North Birmingham, AL	35203
(Address of principal executive offices)	(Zip code)

Regions Bank

1717 McKinney Avenue 11th Floor

Dallas, Texas 75202

(214) 220-6158

(Name, address and telephone number of agent for service)

MURPHY OIL CORPORATION

(Exact name of obligor as specified in its charter)

Delaware	71-0361522
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9805 Katy Fwy, Suite G-200 Houston, Texas	77024
(Address of principal executive offices)	(Zip code)

Debt Securities

(Titles of the indenture securities)

Item 1. General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

State of Alabama State Banking Department

PO Box 4600

Montgomery, AL 36103-4600

Federal Deposit Insurance Corporation

Washington, D.C.

Federal Reserve Bank of Atlanta

Atlanta, Georgia 30309

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

 None with respect to the trustee.

Items 3-15.

No responses are included for Items 3 through 15. Responses to those Items are not required because, as provided in General Instruction B the obligor is not in default on any securities issued under indentures under which Regions Bank is a trustee.

Item 16. List of Exhibits. List below all exhibits filed as a part of this Statement of Eligibility.

Exhibit 1.	A copy of the Articles of Incorporation of the trustee now in effect.

Exhibit 2.	The authority of Regions Bank to commence business was granted under the Articles of Incorporation for Regions Bank, incorporated herein by reference to Exhibit 1 of Form T-1.

Exhibit 3.	The authorization to exercise corporate trust powers was granted under the Articles of Incorporation for Regions Bank, incorporated herein by reference to Exhibit 1 of Form T-1.

Exhibit 4.	A copy of the bylaws of the trustee as now in effect.

Exhibit 5.	Not applicable.

Exhibit 6.	The consent of the trustee required by Section 321(b) of the Act.

Exhibit 7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.	Not applicable.

Exhibit 9.	Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Regions Bank, a state chartered bank under the laws of Alabama, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Dallas and State of Texas on September 19, 2024.

REGIONS BANK

/s/ Shawn Bednasek
Shawn Bednasek
Senior Vice President